AB 4/2

[redacted]

09040526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

APR 01 2009

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52858

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 MM/DD/YY AND ENDING 12/31/08 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 East 55th Street, 22nd Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mitchell Kosches 212.404.1790
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiSiena & Company CPAs, LLP
(Name – *if individual, state last, first, middle name*)

11 Penn Plaza (Address) New York (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mitchell Kosches, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Trading, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL WANG
Notary Public, State of New York
No. 01WA6087955
Qualified in Queens County
Commission Expires March 3, 2011

Signature

CFO
Title

2/27/09
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of ~~Income (Loss).~~ Operations
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flow
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE TRADING, LLC

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
WITH INDEPENDENT AUDITORS' REPORT
FOR THE YEARS ENDED
December 31, 2008 and 2007

DiSiena & Company CPAs, LLP
11 Penn Plaza, 5th Floor
New York, NY 10001

BLUE TRADING, LLC
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION WITH INDEPENDENT AUDITORS' REPORT FOR THE YEAR ENDED DECEMBER 31, 2008

CONTENTS

AUDITED FINANCIAL STATEMENTS:

Independent auditors' report	1
Statements of financial condition	2
Statements of operations	3
Statement of changes in members' equity	4
Statements of cash flows	5
Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission	6
Notes to financial statements	7-8
Independent auditors' report in internal accounting control required by Rule 17a-5 of the Securities and Exchange Commission	9-10

DiSiena & Company CPAs, LLP

11 PENN PLAZA, 5TH FLOOR
NEW YORK, NY 10001
TEL. (212) 946-4949
FAX. (212) 946-4940

INDEPENDENT AUDITORS' REPORT

The Members of
Blue Trading, LLC

We have audited the accompanying statements of financial condition of Blue Trading, LLC as of December 31, 2008 and 2007 and the related statement of operations, changes in members' equity, cash flow for the year then ended. These financial statements are the responsibility of Blue Trading, LLC management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blue Trading, LLC at December 31, 2008 and 2007, and the results of its operations and cash flow for the year ended December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 6 is presented for the purposes of an additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DiSiena & Company CPAs, LLP

DiSiena & Company CPAs, LLP
New York, New York
March 30, 2009

CONFIDENTIAL

BLUE TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31,

	2008	2007
ASSETS		
Current Assets		
Checking/Savings		
JP Morgan Chase	123,183	89,964
Total Checking/Savings	123,183	89,964
Other Current Assets		
Accrued Solicitation Income	634,467	187,215
Accounts Receivable	0	273,031
Clearing Deposit	0	250,000
Total Other Current Assets	634,467	710,246
Total Current Assets	757,650	800,210
Fixed Assets (net)	49,232	34,096
Other Assets		
Goodwill	65,000	65,000
Security Deposit	571,171	10,611
Total Other Assets	685,403	75,611
TOTAL ASSETS	$ 1,443,053	$ 909,917
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$ 97,098	$ 94,241
Accrued Expenses	478,906	233,057
Loan Payable	7,658	76,752
Total Current Liabilities	583,662	404,050
Equity		
Members' Equity	67,919	748,198
Distributions	-2,388,500	-4,142,656
Net Income	3,179,972	3,900,325
Total Equity	859,391	505,867
TOTAL LIABILITIES & EQUITY	$ 1,443,053	$ 909,917

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

BLUE TRADING, LLC
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

	2008	2007
Ordinary Income/Expense		
Income		
Commission	$9,370,589	$8,189,510
Solicitation Fees	351,847	718,673
Total Income	9,722,435	8,908,183
Total Expenses	6,544,527	5,017,021
Net Ordinary Income	3,177,908	3,891,162
Other Income	2,065	9,163
Net Income	$3,179,973	$3,900,325

The accompanying notes are an integral part of these financial statements.

BLUE TRADING, LLC
MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31,

Balance at January 1, 2007	$ 748,197
Net Income	3,900,325
Additions	0
Distributions	(4,142,655)
Balance at December 31, 2007	$ 506,867

Balance at January 1, 2008	$ 506,868
Net Income	3,179,972
Additions	0
Distributions	(2,388,500)
Balance at December 31, 2008	$ 859.391

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

BLUE TRADING, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,

	2008	2007
OPERATING ACTIVITIES		
Net Income	$3,179,972	$ 3,900,325
Adjustments to reconcile Net Income		
To net cash provided by operations:		
Account Receivable	(174,221)	54,409
Accounts Payable	2,981	94,573
Loans Payable	(69,094)	76,752
Accrued Expense	245,803	(123,244)
Net cash provided by Operating Activities	3,185,441	4,002,815
INVESTING ACTIVITIES		
Fixed Assets	(16,762)	(8,331)
Clearing Deposit	(300,000)	0
Security Deposit	(10,560)	(10,611)
Net cash provided by Investing Activities	(327,322)	(18,942)
FINANCING ACTIVITIES		
Distributions	(1,754,156)	(4,142,656)
Net cash used by Financing Activities	(1,754,156)	(4,142,656)
Net cash increase for period	33,219	(158,783)
Cash at beginning of period	$ 89,964	$ 248,747
Cash at end of period	$ 123,183	$ 89,964

INFORMATION:

Cash paid during the year for interest	$ 0	$ 0
Cash paid during the year for taxes	$ 0	$ 0

The accompanying notes are an integral part of these financial statements.

CONFIDENTIAL

BLUE TRADING, LLC
AS OF DECEMBER 31,

	2008	2007
Net Capital		
Total owner's equity	$ 859,391	$ 505,868
Receivables not allowable for net capital as reported in Company's Part II (unaudited) FOCUS report	0	(182,634)
Fixed Assets not allowable for net capital as reported in Company's Part II (unaudited) FOCUS report	(121,620)	(97,470)
Net capital as adjusted	$ 737,771	$ 225,764
Aggregate indebtedness		
Items included in consolidated statement of financial condition:		
Accounts Payable and Accrued Expenses	576,004	327,138
Total Aggregate indebtedness	576,004	327,138
Computation of basic net capital requirement		
Minimum net capital required (Note 4):	38,400	21,836
Excess net capital	699,371	203,928
Ratio: Aggregate indebtedness to net capital	.78 to 1	1.45 to 1
Reconciliation with company's computation (included in Part II of Form X-17A-5 as December 31, 2008 and 2007)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 988,175	$ 499,514
Audit adjustments to record:		
Depreciation Expense	(7,388)	0
Income Accrual	50,000	0
JPMorgan Chase	0	0
Accrual Commission Payable	(171,396)	6,354
Net capital per above	$ 859,391	$ 505,868

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

BLUE TRADING, LLC (the Company), formerly known as "Blue Trading, Inc." is a broker-dealer registered in New York and Connecticut with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) located at 70 East 55th Street, 22nd Floor, New York, New York. The Company is a New York Limited Liability Company and is engaged in a single line of business as a securities broker-dealer. Current revenue is comprised of trading sales and investment banking. The Company has a clearing agreement with Goldman Sachs Execution & Clearing, L.P. and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

On June 14, 2006 BLUE TRADING, LLC purchased 1,000 shares of Wright Brothers & Co., Inc., (also known as Blue Trading, Inc.) a Connecticut corporation registered as a broker-dealer with the Securities and Exchange Commission (SEC), and a member of the National Association of Securities Dealers, Inc. (NASD), and registered as broker-dealer with the states of New York and Connecticut.

On December 27, 2006, Blue Trading, Inc., a Connecticut corporation (formerly known as "Wright Brothers & Co., Inc."), agreed to merge with and into BLUE TRADING, LLC, and the separate existence of Blue Trading, Inc. ceased. The merger was consummated for the purpose of reorganizing Blue Trading Inc. in New York as a limited liability company. The merger was permitted by the laws of the jurisdictions of formation and incorporation of BLUE TRADING, LLC and Blue Trading, Inc., respectively. The financial statements include the accounts of the Company and Blue Trading, Inc.

a. **Commission Income.** Commission income is received monthly, but recognized as securities transactions occur.
b. **Commission Expenses.** Commission expenses are recorded as securities transactions occur.
c. **Use of estimates.** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimated.
d. **Statement of Cash Flows.** The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

e. **Income Taxes.** The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.
f. **Depreciation.** Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.
g. **Goodwill.** Under US GAAP and in accordance with the provisions of SFAS 142, goodwill is no longer amortized, but reviewed annually for the impairment.

3. OPERATING LEASE

The Company subleases certain portions within the premises of Blue Alternative Asset Management, LLC's (BAAM) offices. The term of this sublease is twelve months commencing September 1, 2006 and then for subsequent three-month periods, provided that either party may give 90 day prior notice that wishes to end this sublease. Blue Trading agrees to pay a share of BAAM's monthly occupancy costs which is determined by using the total square footage of space relative to a portion of the square footage dedicated to Blue Trading. With an addition of estimated cleaning and security costs (done on a per project person basis - 13 people), the cost share per square feet for Blue Trading, is $1,875. The estimated share of rent, electric charges, commercial rent tax is $6,378 per month subject to likely upward revision upon receipt of the pass-through charges for increased real estate tax that is expected during 2007-2008.

4. NET CAPITAL REQUIRMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company and its subsidiary maintain minimum net capital, as defined, equal to the greater of minimum amount of $5,000 or 6 2/3-percent of aggregate indebtedness. At December 31, 2008, the Company had net capital of $737,771 which is $699,371 in excess of the 6 2/3-percent of aggregate indebtedness. At December 31, 2007, the Company had net capital of $225,764 which is $203,928 in excess of the 6 2/3-percent of aggregate indebtedness.

DiSiena & Company CPAs, LLP

11 PENN PLAZA, 5TH FLOOR
NEW YORK, NY 10001
TEL. (212) 946-4949
FAX. (212) 946-4940

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members of
BLUE TRADING, LLC

In planning and performing our audit of the financial statements of BLUE TRADING, LLC (the Company), for the years ended December 31, 2008 and 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as-required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17 a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting

principles. Rule 17 a -5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DiSiena & Company CPAs, LLP
New York, New York
March 30, 2009